EXHIBIT 99.3

SECOND AMENDING AGREEMENT

THIS AGREEMENT made as of the 31st day of March, 2016

BETWEEN:

ENDEAVOUR SILVER CORP., a corporation existing under the laws of the Province of British Columbia

(herein called the “Borrower”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA and such other financial institutions that become parties to the Credit Agreement as lenders

(herein collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement made as of January 27, 2016, pursuant to which the Lender established a certain credit facility in favour of the Borrower (as amended pursuant to a first amending agreement dated March 3, 2016, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                      Capitalized Terms.  All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

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ARTICLE 2
AMENDMENTS

2.1                      General Rule.  Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                      Conditions Precedent to Effectiveness of Agreement.  Section 12.2 of the Credit Agreement is hereby amended by deleting the reference therein to “March 31, 2016” and replacing it with “April 15, 2016”.

2.3                      Deliveries Pursuant to Credit Agreement.  For the purposes of the Credit Agreement, this agreement and any document or instrument referred to herein shall be deemed to be delivered pursuant to the Credit Agreement and to be referred to in the Credit Agreement.

ARTICLE 3
MISCELLANEOUS

3.1                      Future References to the Credit Agreement.  On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3.2                      Governing Law.  This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

3.3                      Enurement.  This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

3.4                      Conflict.  If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

3.5                      Counterparts.  This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Executed counterparts shall be delivered to the Administrative Agent or transmitted to the Administrative Agent by telefacsimile or other electronic form (including PDF) and the parties adopt signatures so transmitted to the Administrative Agent as original signatures; provided, however, that any party transmitting its signature to the Administrative Agent by telefacsimile or other electronic means (including PDF) shall promptly deliver to the Administrative Agent an original of the executed counterpart of this agreement which was so transmitted.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

ENDEAVOUR SILVER CORP.
By:	“Dan Dickson”
Authorized Signing Officer

By:	“Brad Cooke”
Authorized Signing Officer

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THE BANK OF NOVA SCOTIA, as Administrative Agent
By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer Title: Director

By:	“Stephen MacNeil”
Name: Stephen MacNeil Title: Associate Director

THE BANK OF NOVA SCOTIA, as Lender
By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer Title: Director

By:	“Stephen MacNeil”
Name: Stephen MacNeil Title: Associate Director

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the other Obligors’ Secured Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Finance Documents.

EDR SILVER DE MEXICO, S.A. DE C.V. SOFOM ENR
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:
ENDEAVOUR GOLD CORPORATION, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:
METALURGICA GUANACEVI, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:

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MINA BOLANITOS, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:
MINERA PLATA ADELANTE, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:
MINERA SANTA CRUZ y GARIBALDI, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:

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REFINADORA PLATA GUANACEVI, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:

MXRT HOLDINGS LTD.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:
Name:
Title:

MINAS LUPYCAL, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:

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COMPAÑIA MINERA DEL CUBO, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title: Treasurer

By:	“Brad Cooke”
Name: Brad Cooke
Title:

METALES INTERAMERICANOS, S.A. de C.V.
By:	“Godfrey Walton”
Name: Godfrey Walton
Title:

By:	“Brad Cooke”
Name: Brad Cooke
Title:

 Second Amending Agreement (ARCA)